

July 29, 2011

Via E-mail
Mr. Robert J. Davis
Chief Financial Officer
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, FL 34997

   Re: Liberator Medical Holdings, Inc.
      Form 10-K for the Year Ended December 31, 2010
      Filed January 13, 2011
      File No. 000-05663

Dear Mr. Davis:

   We have reviewed your July 20, 2011 response to our June 21, 2011 letter and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing your response to the comments, we may have additional comments.

Critical Accounting Policies, Judgments and Estimates
Deferred Advertising Costs, page F-8

1. We acknowledge your response to our pervious comment one. Please tell us:
    - The process you undertake to qualify the leads and acquire new customers;
    - Why it can take up to the period indicated on the fourth line of the third page of your response to complete this process;
    - Whether there is any procedural difference for qualifying and acquiring new customers within the same quarter as the advertising as it does in a quarter subsequent to the advertising; and
    - Why your qualification efforts are not considered a significant sales effort thereby rendering your direct-response advertising as an effort to obtain sales leads not new customers. In such a case, it would appear that new customers are an indirect result of your direct-response advertising.

2. Please provide us proposed revised disclosure to be included in your critical accounting policies, judgments and estimates section of MD&A in future periodic reports that:

- Explains what you do and the time table to complete in order to qualify your sales leads;
- Explains how you demonstrate that the results of your direct-response advertising for each pool will be similar to the effects of responses to past direct-response advertising activities that resulted in future benefits; and
- For the periods presented, discusses the trends in advertising costs and productivity based on the measures provided in the tables on the third and fourth pages of your response.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant